CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

October 8, 2015

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

MyoKardia, Inc.

333 Allerton Ave.

South San Francisco, California 94080

Attn: Tassos Gianakakos, President and Chief Executive Officer

Telephone: (650) 741-0900

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED THEREIN WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	MyoKardia, Inc.
Registration Statement on Form S-1
File No. 333-207151

Dear Ms. Long:

Rule 83 Confidential Treatment Request by MyoKardia, Inc.

This letter is being provided on behalf of MyoKardia, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-207151) (as amended, the “Registration Statement”) that was initially filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2015. Reference is also made to Comment No. 7 in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its letter dated September 16, 2015 addressed to Tassos Gianakakos, the President and Chief Executive Officer of the Company, with respect to the initial draft of the Registration Statement confidentially submitted on August 20, 2015.

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters in the Registration Statement, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering (“IPO”) of the Company’s Common Stock, $0.0001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock that is to be effected prior to the IPO and which the Company will reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the IPO, the Company and the underwriters have not yet determined a final price range for the IPO and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

MyoKardia, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Jake Bauer, Vice President, Business Development and Business Operations, MyoKardia, Inc., 333 Allerton Ave., South San Francisco, California 94080, before it permits any disclosure of the bracketed information in this letter.

To facilitate the Staff’s review, we have included the table below, which is a complete list of all grants of options to purchase the Company’s common stock made during the approximately 12-month period from October 1, 2014 through the date of this letter:

GRANT DATE	NUMBER OF SHARES OF COMMON STOCK UNDERLYING OPTIONS GRANTED (#)	OPTION EXERCISE PRICE ($)	ESTIMATED FAIR VALUE PER SHARE OF COMMON STOCK ($)
December 15, 2014	931,000	0.17	0.17
March 5, 2015	60,000	0.17	0.41
March 26, 2015	170,000	0.17	0.41
June 4, 2015	2,954,750	0.41	1.10
June 30, 2015	170,000	0.41	1.10
August 6, 2015	16,000	1.10	1.10
September 3, 2015	17,500	1.10	3.07
September 17, 2015	160,000	1.10	3.07

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

Determining the Fair Value of Stock Options Prior to the IPO

As described in detail in the prospectus included within the Registration Statement in Note 8 to the Notes to Financial Statements, the Company has historically determined the fair value of the Company’s common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, as disclosed in the Company’s most recent filing of the Registration Statement on September 28, 2015, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

The section captioned “Stock-Based Compensation Expense” on pages 60 through 62 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock when options were granted and factors and approaches considered by the Company in determining fair value.

To assist the Company’s Board of Directors with the determination of the exercise price of the Company’s stock options and the estimated fair value of the common stock underlying the options, the Company obtained third-party valuations of its common stock as of August 1, 2014, March 31, 2015, June 30, 2015 and September 25, 2015. Based on the Company’s early stage of development and other relevant factors, it determined that the Option Pricing Method (“OPM”) was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of the Company’s common stock for valuations performed as of August 1, 2014 and March 31, 2015, in which the estimated fair value was determined to be $0.17 and $0.41 per share, respectively. For the valuations performed as of June 30, 2015 and September 25, 2015, the Company began using a hybrid model of the OPM and the Probability-Weighted Expected Return Method (“PWERM”) to determine the estimated fair value of its common stock, in which the estimated fair value was determined to be $1.10 per share and $3.07 per share, respectively.

At each grant date the Company’s Board of Directors reviewed any recent events affecting the Company since the date of the last third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, the Company’s Board of Directors determined the fair value of the Company’s common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

For grants made between September 2014 and March 2015, the Company’s Board of Directors relied upon the valuation from August 1, 2014. For grants made in June 2015, the Company’s Board of Directors relied upon the valuation from March 31, 2015. For grants made in and August and September 2015, the Company’s Board of Directors relied upon the valuation from June 30, 2015.

However, for financial reporting purposes, the fair value of the Company’s common stock for the grants made in March 2015, June 2015 and September 2015 were adjusted in connection with a retrospective fair value assessment. Therefore, the Company used the fair value of its common stock as of March 31, 2015 retrospectively when calculating the fair value of the employee stock options granted during March 2015 for determining stock based compensation expense under FASB Accounting Standards Codification (“ASC”) 718. The Company used the fair value of its common stock as of June 30, 2015 retrospectively when calculating the fair value of employee stock options granted during June 2015 for determining stock based compensation expense under ASC 718. The Company used the fair value of its common stock as of September 25, 2015 retrospectively when calculating the fair value of employee stock options granted during September 2015 for determining stock based compensation expense under ASC 718.

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

The Company determined that the fair value of its common stock increased from $0.17 per share as of August 1, 2014 to $3.07 as of September 25, 2015. The following discussion describes the combination of factors that caused the changes in the fair value of the Company’s common stock over this period.

August 1, 2014 Valuation

In accordance with the AICPA Practice Aid, for the valuation at August 1, 2014, the Company applied the OPM Approach to determine the implied enterprise value of the Company.

•	As a starting point for this analysis, the Company relied on the implied equity value determined using the back-solve method of the OPM performed on the original issuance price of the most recent financing, the Company’s Series A-1 redeemable convertible preferred stock round with Aventis Inc. (“Sanofi”), which was completed on August 1, 2014 and priced at $1.50 per share. The shares of the Company’s Series A-1 redeemable convertible preferred stock have rights, preferences and privileges senior to the Company’s common stock, including a liquidation preference. The Company believed this pricing was made at arm’s-length as it was in discussion with another company for a potential financing round at the same price at that time.

•	In addition, the Company continued to build out its executive management team by hiring its Vice President of Non-Clinical and Pharmaceutical Development in March 2014, its Vice President, Clinical Operations in June 2014, and its Vice President of Business Development and Business Operations in July 2014.

The equity value was allocated across the various classes of outstanding stock of the Company using the OPM. The estimated fair value of the Company’s common stock reflected a 35% discount for lack of marketability (“DLOM”) based on the likelihood and timing of a future liquidity event. The DLOM reflects the lower value placed on securities that are not freely transferable, as compared to those that trade frequently in an established market. In the process of estimating a DLOM, the Company considered both a basic put option analysis and the option-based approach in the Finnerty Model which takes into account the expected term and volatility.

The resulting fair value of the Company’s common stock at August 1, 2014 was $0.17 per share, which represented a $0.08 increase from the previous valuation and was reasonable in light of the increase in preferred stock value by 50% to $1.50 per share from the $1.00 per share value in its previous Series A redeemable convertible preferred stock round. For the stock options granted on December 15, 2014, March 5, 2015, and March 26, 2015, the Company’s Board of Directors initially determined the fair value of its common stock to be $0.17 per share based on its consideration of the latest third-party valuation available at the time and events impacting the Company since the date thereof. After subsequently performing a valuation of its common stock as of March 31, 2015 (as described below), the Company used the fair value of its common stock as of March 31, 2015 retrospectively when calculating the fair value of employee stock options granted during March 2015 for determining stock based compensation expense under ASC 718.

March 31, 2015 Valuation

As of the March 31, 2015 valuation date, the Company continued to use the back-solve method of the OPM for determining the fair value of the Company’s common stock based on the following knowledge:

•	As a starting point for this analysis, the Company relied on the implied equity value determined using the back-solve method of the OPM performed on the original issuance price of a concurrent financing, the $46 million Series B redeemable convertible preferred stock round with multiple investors, the initial closing of which was completed on April 20, 2015 and the final closing with the last investor completed on April 27, 2015, and priced at $2.70 per share. The shares of the Company’s Series B redeemable convertible preferred stock have rights, preferences and privileges senior to the Company’s common stock, including a liquidation preference. The Company believes this pricing reflected arm’s-length negotiations because all but one of the investors in the Series B financing were new investors in the Company.

•	In addition, the Company achieved further scientific progress since the date of the August 1, 2014 valuation, as the Company submitted to the Food and Drug Administration an investigational new drug application for the Company’s lead compound, MYK-461 for hypertrophic cardiomyopathy.

•	The Company continued to build out its executive management team by hiring its Senior Vice President, Human Resources and Vice President, Corporate Controller in December 2014, and its Vice President, Project Team Lead in March 2015.

The equity value was allocated across the various shareholders using the OPM. The estimated fair value of the Company’s common stock reflected a 25% DLOM partially based on the likelihood and timing of a future liquidity event. This DLOM decreased 10% from that of the previous valuation, reflecting the continued growth of the Company and increased likelihood of a liquidity event.

The resulting fair value of the Company’s common stock at March 31, 2015 was $0.41 per share, which represented a $0.24 increase from the previous valuation and was reasonable given the developments mentioned above. For the stock options granted on June 4, 2015 and June 30, 2015, the Company’s Board of Directors initially determined the fair value of the Company’s common stock to be $0.41 per share based on its consideration of the latest third-party valuation available at the time and events impacting the Company since the date thereof. After subsequently performing a valuation of the Company’s common stock as of June 30, 2015 (see below), the Company used the fair value of the common stock as of June 30, 2015 retrospectively when calculating the fair value of employee stock options granted during June 2015 for determining stock based compensation expense under ASC 718.

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

June 30, 2015 Valuation

In considering valuation approaches to determine both the enterprise value and subsequently, the fair value of an individual share of the Company’s common stock as of June 30, 2015, the Company applied the hybrid approach, utilizing a weighted average of the OPM and the IPO scenario under the PWERM analysis.

The Company decided to use a hybrid approach because of the following events that occurred during the quarter ended June 30, 2015:

•	The Company received a read-out of initial scientific data on the Company’s first Phase 1 clinical trial of single ascending doses of MYK-461 in healthy adult volunteers on June 21, 2015, a trial that began in January 2015 and has progressed through 6 cohorts of volunteers. In this first Phase 1 clinical trial, MYK-461 was shown to be well-tolerated across multiple dose levels up to 48 mg and demonstrated clinical proof of mechanism in reducing cardiac contractility, an important biomarker of disease.

•	This event further encouraged the Company to consider moving forward with IPO preparations. As a result, the Company proceeded to meet with bankers in order to build its banker syndicate.

Additionally, the Company reviewed comparable companies and transactions in the genetic heart disorder market to gain an insight into the space in which the Company operates. In particular, the Company analyzed the financial performance of ten publicly traded companies in the genetic heart disease space. The Company selected the comparables based on size, business model, industry, and business description. The Company also utilized statistical trading information from these peer companies in its calculation of volatilities when arriving at its assumptions for the OPM and PWERM. In determining the value of the enterprise and, subsequently, an individual share of the Company’s common stock, the Company weighted the results of the two valuation approaches based on multiple factors.

In considering the methodology to allocate value, and as outlined in the AICPA Practice Guide, in certain circumstances, it may be appropriate to use a hybrid of the allocation methodologies. Among the various combinations, the Company applied a hybrid of an OPM and PWERM and the per share values calculated under the OPM and PWERM are weighted appropriately to arrive at the fair value per share value of the common stock before the DLOM was applied.

As outlined in the AICPA Practice Guide pertaining to the PWERM allocation method, the Company considered various potential liquidity outcomes and assigned probabilities to each, to arrive at the weighted equity value. Under the PWERM, the value of a Company’s common stock is estimated based upon an analysis of values for the Company assuming an IPO event.

There were two scenarios used for the IPO event consideration, both centered around potential favorable readouts of the Company’s three Phase 1 clinical trials for MYK-461. The

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

first scenario is the early exit/low value scenario, which assumes the Company prices its IPO in Q4 2015 and the second scenario is the late exit/high value scenario, which assumes the Company prices its IPO in Q1 2016. In each scenario, the assumption is based on management expectations, and the enterprise value falls within the third quartile of a broad and diverse set of comparable IPO transactions.

The estimated fair value of the Company’s common stock reflected a DLOM partially based on the likelihood and timing of a future liquidity event. The Company has considered the results of both approaches (basic put option analysis and the option-based approach in the Finnerty Model) to estimating the DLOM in this analysis and calculated a capped DLOM of 25.0% for the OPM and 15.0% for the PWERM (IPO scenario).

Finally, the Company applied a weighted formula to determine both the enterprise value and the common stock value and used the following weighting:

•	OPM: 75.0% based on expected exit outcomes, as well as the quality of the information specific to each valuation approach

•	PWERM Expected Initial Public Offering Scenario: 25.0% due primarily to the Company’s expectation of pursing an IPO in the near future

The 75%/25% split was determined in part because the Company’s decision to pursue a public offering would be made opportunistically in light of the capital raising market conditions at the time. In addition, the Company’s ability to complete a successful IPO, was not certain. Factors such as market conditions, institutional investors’ appetite for a first in-class drug like MYK-461 (the Company’s lead product candidate), performance by biopharma companies in the genetic heart disease and cardiovascular space, recent biotech valuation trends, and macroeconomic factors can significantly influence the probability of an IPO. Furthermore, a 25% weighting was assigned to the IPO scenario because while work was being performed to enable a confidential S-1 filing to be completed in August, more significant data readouts on first and second Phase 1 clinical trials had not been received and in-depth investor feedback during test-the-waters meetings and discussions with key opinion leaders were still pending. As a result, management concluded that the 75%/25% split represented the best estimate of the mix between OPM and PWERM as of June 30, 2015.

The resulting fair value of the Company’s common stock at June 30, 2015 was $1.10 per share, which represents a $0.69 increase from its previous valuation. The Company’s Board of Directors determined the fair value of the Company’s common stock to be $1.10 per share for grants made in August and September 2015. After subsequently performing a valuation of the Company’s common stock as of September 25, 2015, the Company used the fair value of its common stock as of September 25, 2015 retrospectively when calculating the fair value of employee stock options granted during September 2015 for determining stock based compensation expense under ASC 718.

For sensitivity purposes, the Company submits that if the fair value of the Company’s common stock was increased by 100% from $1.10 per share and retrospectively used to estimate the fair value of the common stock underlying the June 4, 2015 and June 30, 2015 grants, the incremental stock based compensation would be immaterial, amounting to less than $50,000 for the six months ended June 30, 2015.

September 25, 2015 Valuation

As of the September 25, 2015 valuation date, the Company continued to use the hybrid method for determining the fair value of the Company’s common stock, utilizing a weighted average of the OPM and the IPO scenario under the PWERM analysis based on the following:

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

•	The Company finalized its banker syndicate and held an IPO organizational meeting.

•	The Company made further progress in demonstrating proof of mechanism of MYK-461. In August 2015, the Company completed dosing in two patients in a Phase 1 clinical trial of MYK-461 at doses of 48 mg, which matches the amount of MYK-461 administered to the highest-dosed cohort in the Company’s Phase 1 clinical trial in healthy volunteers discussed in the June 30, 2015 valuation. For these two patients, MYK-461 was well-tolerated and there were no serious adverse events or clinically significant safety findings. These preliminary results from dosing these two patients at 48 mg of MYK-461 demonstrate proof of mechanism in patients, and reinforced similar pharmacodynamic activity as observed in healthy volunteers.

•	Based upon the foregoing, the Company’s Board of Directors decided on September 25, 2015 to move forward with its IPO plans and, accordingly, on September 28, 2015, the Company amended its draft Registration Statement and filed it publicly with the Commission.

Similar to the June 30, 2015 valuation, there were two scenarios used for the IPO event consideration in the PWERM methodology for this valuation. The first scenario is the early exit/low value scenario, which assumes the Company prices its IPO in the fourth quarter of 2015 and the second scenario is the late exit/high value scenario, which assumes the Company prices its IPO in the first quarter of 2016. As of September 25, 2015, the Company applied the following weighted formula to determine both the enterprise value and the common stock value:

•	OPM: 15.0% based on expected exit outcomes, as well as the quality of the information specific to each valuation approach

•	PWERM Expected Initial Public Offering Scenario: 85.0% due primarily to the Company’s expectation of pursing an IPO in the near future

The change to 15% OPM/85% PWERM from the previous 75% OPM/25% PWERM split was based on the Company’s decision to publicly file its registration statement, signaling the Company’s decision to move imminently towards an IPO liquidity event. The remaining 15% probability assigned to the OPM approach represents consideration for remaining uncertainty of the market and its recent volatility, which may potentially delay the Company’s plans for an IPO. As a result, management concluded that the 15%/85% split represented the best estimate of the mix between OPM and PWERM as of September 25, 2015.

The estimated fair value of the Company’s common stock reflected a DLOM partially based on the likelihood and timing of a future liquidity event. The Company concluded on a capped DLOM of 25% for the OPM and 5% for the PWERM (IPO scenario). The decrease of the DLOM for the PWERM from the 15% used in the previous valuation is due to the Company proceeding further with the IPO exit. As the Company was nearer to a liquidity event and the path to the IPO became clearer and more imminent, the Company determined a reduction down to 5% DLOM was appropriate.

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

The resulting fair value of the Company’s common stock at September 25, 2015 was $3.07 per share, which represents a $1.97 increase from its previous valuation.

Comparison of the Estimated Offering Price Range and Recent Fair Value Determination

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of September 25, 2015 of $3.07 (the “September Valuation”) and $[***] (the “Midpoint Price”), the midpoint of the anticipated offering price range of $[***] to $[***] per share. Specifically, the Company believes that the $[***] difference between the September Valuation and the Midpoint Price for this offering is primarily the result of the following factors and events:

•	The anticipated offering range and Midpoint Price assumes a successful IPO during the fourth quarter of 2015 with no probability weighting placed on any other outcome for the Company, such as the potential that the Company might remain a privately held company. In other words, the anticipated offering range weights an IPO outcome at 100%, and includes the conversion of the Company’s preferred stock into common stock in connection with the IPO removing any seniority in right of liquidity or to dividends, superior voting preferences and other preferences relative to the Company’s common stock. On the other hand, the September Valuation incorporated only an 85% probability of an IPO, along with other multiple probability-weighted scenarios discussed under the OPM approach above, not all of which allocate value to the Company’s common stockholders, inherently decreasing the estimated fair value per share.

•	The Midpoint Price implies a higher valuation of the Company than the methods used in the September Valuation because no DLOM or other present value discount is applied. A DLOM is applied to the valuation of private company securities because no liquid market exists for the trading of these securities, whereas, following an IPO, an active trading market exists for the securities.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with readier access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

CONFIDENTIAL TREATMENT REQUESTED

BY MYOKARDIA, INC.

•	The price that investors may be willing to pay in this offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the hybrid method using a probability weighting of the OPM and PWERM scenarios, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

If you should have any questions concerning the enclosed matters, please contact the undersigned at (415) 733-6071 or Mitchell S. Bloom at (617) 570-1055.

Sincerely,

/s/ Maggie L. Wong

Maggie L. Wong, Esq.

cc:	Ameen Hamady (U.S. Securities and Exchange Commission)
Terence S. O’Brien (U.S. Securities and Exchange Commission)
Edward M. Kelly (U.S. Securities and Exchange Commission)
Tassos Gianakakos (MyoKardia, Inc.)
Jake Bauer (MyoKardia, Inc.)
Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Jason C. Breen, Esq. (Goodwin Procter LLP)
Brian J. Cuneo, Esq. (Latham & Watkins LLP)
B. Shayne Kennedy, Esq. (Latham & Watkins LLP)